Contact

www.linkedin.com/in/hayley-painter-b48a15174 (LinkedIn)

Hayley Painter

Co-Founder of Painterland Sisters Icelandic Style Skyr Yogurt.
United States

Experience

Painterland Sisters LLC

Co-Owner
August 2020 - Present (4 years 9 months)
Lititz, Pennsylvania, United States

Connecting consumers to organic, nutritious and simply yummy Skyr yogurt made using the fresh milk directly from our family's 4th generation Pennsylvania farm.

Painterland Farms

Farmer
November 2018 - Present (6 years 6 months)
Westfield, Pennsylvania

My family's fourth generation dairy and crop farm. We follow organic, pasture raised practices.

Valley Shepherd Creamery

Intern-Cheese Making, Affrinage, Markets, Operations
May 2018 - December 2018 (8 months)
Long Valley, New Jersey, United States

Nye Hill Farms

Sales and Maitenance Intern
July 2017 - August 2017 (2 months)
Roxbury, New Hampshire

Hands on experience with a diversified, natural, sustainable farm.
Observed and assisted with an animal sanctuary, a brewery Brewers of Nye Hill Farm as well as the maintenance of several fruit and vegetable gardens and green houses.
Job Shadowed Simone Gascoyne BVMS at a 500 herd dairy as well as Walpole Veterinary Hospital.

Education

Iowa State University

Bachelor's degree, Animal Sciences · (August 2016 - May 2018)

Susquehanna University

Biology/Biological Sciences, General · (August 2014)

Iowa State University

Bachelor of Science - BS, Animal Sciences